UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-42834

REGENTIS BIOMATERIALS LTD.

(Translation of registrant’s name into English)

60 Medinat Hayehudim Street, 4676652, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the registrant’s press release issued on December 18, 2025, titled “Regentis Biomaterials Granted New U.S. Patent for its Off-the-Shelf Regenerative Cartilage Repair Product GelrinC.”

A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Regentis Biomaterials Granted New U.S. Patent for its Off-the-Shelf Regenerative Cartilage Repair Product GelrinC”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regentis Biomaterials Ltd.

Date: December 18, 2025	By:	/s/ Ehud Geller
	Name:	Ehud Geller
	Title:	Chairman

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